Filed by Switchback Energy Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Switchback Energy Acquisition Corporation

Commission File No.: 001-39004

Date: September 29, 2020

The following communication was made available by ChargePoint, Inc. on Twitter which contained a link to an interview:

The following is a transcript of an interview of Pasquale Romano, President and CEO of ChargePoint, Inc. on CNBC’s Squawk on the Street on September 24, 2020.

Phil LeBeau, CNBC: Thank you Sarah. Let’s bring in Pasquale Romano. He is the CEO of ChargePoint, joining us from the company’s headquarters in Campbell, California. Pasquale, let’s talk about the SPAC IPO that you guys announced today. You’re gonna be combining with Switchback Energy Acquisition, a deal valued at $2.4 billion. You’re gonna get, what, basically almost $500 million dollars in revenue to fund your expansion. Why now? Why do you believe this is the right time for your company to go public through a SPAC?

Romano: Well, we’ve been eyeing when to exactly take the company public. We’ve always had goals to do that and right now, with the market for electric vehicles being, now starting to establish and climb that, that hockey stick in consumer acceptance. It’s just the right time to add the capital to the company to really fuel our growth. We’re thirteen years old. We’ve been in the market for ten years selling products. We’ve amassed 4,000 business customers in that time frame and climbing quickly so for us we had a lot of optionality on the timing but given the recent, I think, awakening in the investor, investment community, this trend is here to stay. It was good timing for us.

LeBeau: Yeah, at the same time Pasquale, let’s be honest, you guys are not yet profitable. Yes, you had basically $147 million dollars in revenue last year and I know you’re projecting to be profitable a couple of years down the road from here but by my count, you’re at least the sixth EV-related SPAC that’s been announced since May and when I talk to people in the auto industry, people who deal with the EV industry, almost everybody says the same thing. Some of these SPACs are gonna blow up in the face of investors. How do you counter that story, that line out there, that these are not all companies, and some people would say that about ChargePoint, that should go public right now?

Romano: Well, I mean, we’re very different. This is an established company and it’s had a ten year track record of shipping product, supporting customers. We are in revenue. We do not have the risks of a pre-revenue company and more importantly, we’re an index for the electrification of transportation because as all of the existing automakers and the new automakers begin to transition to electric vehicles, it all drives demand for us. So we’re broadly attached to the acceptance of EVs. We have very good predictability based on our ten year track record. We see our revenue directly proportional to the acceptance of EVs so we think that from an achievement of our financial goals prospective, we have the maturity and the predictability to be able to do that and it’s very different for us.

Important Information for Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the proposed transactions, Switchback Energy Acquisition Corporation (“Switchback”) will file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement/prospectus of Switchback. Switchback also plans to file other documents with the SEC regarding the proposed transactions. After the Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of Switchback. SHAREHOLDERS OF SWITCHBACK AND CHARGEPOINT, INC. (THE “COMPANY”) ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Switchback and the Company once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

Switchback and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Switchback in connection with the proposed transactions. The Company and its officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of Switchback is set forth in Switchback’s Annual Report on Form 10-K which was filed with the SEC on March 30, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts contained herein are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share. These statements are based on various assumptions, whether or not identified herein, and on the current expectations of the Company and Switchback’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of, fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of the Company and Switchback. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; risks relating to the uncertainty of the projected financial information with respect to the Company; the inability of the parties to successfully or timely consummate the proposed transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transactions or that the approval of the stockholders of Switchback or the Company is not obtained; the failure to realize the anticipated benefits of the proposed transactions; risks related to the rollout of the Company’s business and the timing of expected business milestones; the Company’s dependence on widespread acceptance and adoption of electric vehicles and increased installation of charging stations; the Company’s ability to maintain effective internal controls over financial reporting, including the remediation of identified material weaknesses in internal control over financial reporting relating to segregation of duties with respect to, and access controls to, its financial record keeping system, and the Company’s accounting staffing levels; the Company’s current dependence on sales of charging stations for most of its revenues; overall demand for electric vehicle charging and the potential for reduced demand if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated or governmental mandates to increase the use of electric vehicles or decrease the use of vehicles powered by fossil fuels, either directly or indirectly through mandated limits on carbon emissions, are reduced, modified or eliminated; potential adverse effects on the Company’s revenue and gross margins if customers increasingly claim clean energy credits and, as a result, they are no longer available to be claimed by the Company; the effects of competition on the Company’s future business; risks related to the Company’s dependence on its intellectual property and the risk that the Company’s technology could have undetected defects or errors; the amount of redemption requests made by Switchback’s public stockholders; the ability of Switchback or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the proposed transactions or in the future and those factors discussed in Switchback’s final prospectus dated July 25, 2019, Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and any subsequently filed Quarterly Report on Form 10-Q, in each case, under the heading “Risk Factors,” and other documents of Switchback filed, or to be filed, with the SEC. If any of these risks materialize or Switchback’s or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Switchback nor the Company presently know or that Switchback and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Switchback’s and the Company’s expectations, plans or forecasts of future events and views as of the date hereof. Switchback and the Company anticipate that subsequent events and developments will cause Switchback’s and the Company’s assessments to change. However, while Switchback and the Company may elect to update these forward-looking statements at some point in the future, Switchback and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Switchback’s and the Company’s assessments as of any date subsequent to the date hereof. Accordingly, undue reliance should not be placed upon the forward-looking statements. Additional information concerning these and other factors that may impact Switchback’s expectations and projections can be found in Switchback’s periodic filings with the SEC, including Switchback’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019. Switchback’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

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